Georgeson Securities Corporation

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of Securities Exchange Act of 1934
June 30, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 Fernwood Ave.
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Chasse — 781-575-2269 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers,LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd.	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeffery Chasse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corporation, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

North American Financial Controller

Title

Mary Pierotti Luosey

Notary Public

MARY PIEROTTI LUOSEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgeson Securities Corporation
Index
June 30, 2018

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-13

Supplementary Information

Computation of Net Capital under Rule 15c3-1 of the
  Securities and Exchange Commission.. 14

Computation for Determination of the Reserve Requirements under
  Rule 15c3-3 of the Securities and Exchange Commission.. 15

Information Relating to Possession or Control Requirements under
  Securities and Exchange Commission Rule 15c3-3 16



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation and Shareholder

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Georgeson Securities Corporation as of June 30, 2018, and the related statement of income, statement of changes in stockholder's equity and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of

1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 29, 2018

We have served as the Company's auditor since 2004.

Georgeson Securities Corporation
Statement of Financial Condition
June 30, 2018

Assets

Cash and cash equivalents	$	1,834,752
Cash segregated for regulatory purposes		4,705,635
Accounts receivable		77,483
Prepaid and other assets		98,688
Receivable from affiliates		321,489
Total assets	$	7,038,047

Liabilities and Stockholder's equity

Payable to affiliates	$	611,156
Amounts owed to customers		2,058,920
Accrued expenses		134,103
Deferred tax liability		6,645
Amounts owed to clearing brokers		334,837
Total liabilities	$	3,145,661

Stockholder's equity

Common stock, $0.01 par value; 1,000 shares authorized, 203 shares issued and outstanding	$	10
Paid-In Capital		437,449
Retained earnings		3,454,927
Total stockholder's equity	$	3,892,386
Total liabilities and stockholder's equity	$	7,038,047

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Income
Year Ended June 30, 2018

Revenue

Fee revenue, net of reserve	$	158,242
Revenue earned from affiliates		5,513,908
Dealer manager revenue		167,290
Interest income		132,516
Total revenue	$	5,971,956

Expenses

Compensation and benefits	$	1,146,172
Brokerage commissions to affiliates		2,586,291
Transfer agent expenses		193,714
General and administrative expenses		255,456
Technology expenses paid to affiliates		23,783
Occupancy expense		57,140
Total expenses	$	4,262,556
Income before income taxes	$	1,709,400
Income tax expense		689,052
Net income	$	1,020,348

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2018

	Common Stock		Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance July 1, 2017	203	$ 10	$ 909,101	$ 14,131,704	$ 15,040,815
Divestiture dividend	-	-	-	(11,697,125)	(11,697,125)
Capital contribution	-	-	4,276,407	-	4,276,407
Tax Effect of Distribution of Asset Reunification operations to Parent	-	-	(4,748,059)	-	(4,748,059)
Net income				1,020,348	1,020,348
Balance June 30, 2018	203	$10	$437,449	$3,454,927	$3,892,386

The accompanying notes are an integral part of these financial statements.

Georgeson Securities Corporation
Statement of Cash Flows
Year Ended June 30, 2018

Cash flows from operating activities

Net income	$	1,020,348

Adjustments to reconcile net income to net cash used by operating activities

Increase in accounts receivable, net		(31,041)
Increase in deferred tax liability		666
Decrease in prepaid and other assets		38,132
Decrease in cash segregated for regulatory purposes		(674,286)
Increase in receivable from affiliates		(155,430)
Decrease in accrued expenses		(134,852)
Decrease in amounts owed to clearing broker		(427,497)
Decrease in payable to affiliates		(29,730)
Increase in amounts owed to customers		218,556
Net cash used by operating activities	$	(175,134)

Cash flows from financing activities

Divestiture dividend	$	(12,200,041)
Tax effect of distribution		(471,652)
Net cash used by financing activities	$	(12,671,693)

Change in cash and cash equivalents	$	(12,846,827)
Beginning of year		14,681,579
End of year	$	1,834,752

Supplemental disclosure of cash flow information

Income taxes paid to stand-alone state jurisdictions	$	832,270
Non-cash distribution	$	2,502,918
Cash segregated balance for divestiture dividend	$	2,000,000

1. **Organization and Basis of Presentation**

   Georgeson Securities Corporation (the "Company" or "GSEC"), a Delaware corporation, is a wholly owned direct subsidiary of Georgeson LLC (the "Parent" or "GLLC"), an indirect subsidiary of Computershare US (US Holding Parent). Computershare Limited, a publicly-held Australian corporation, is the ultimate parent of the Company.

   The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as a broker dealer for transactions initiated by its affiliates. These transactions include purchase and sale transactions for employee stock purchase plans ("ESPPs") as well as the purchase and sale of securities by affiliates to assist in their transfer agency dividend reinvestment and similar plans. The Company engages in services to issuers with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. Since the Company carries customer balances, it is subject to the requirements of SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. For the purpose of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash and cash equivalents as cash on hand, demand deposits and time deposits with original maturities less than 90 days. No cash equivalents were held at period end.

   Cash Segregated for Regulatory Purposes
   In accordance with Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company maintains a special reserve account for the benefit of its customers. The amounts owed to customers consists of funds in the sales settlement account waiting to be paid out to customers, funds in transit that are waiting to be paid out to customers and funds for uncashed checks over 1 year old which are held as part of the customer reserve under Rule 15c3-3.

   Revenue Recognition

   Revenue earned from affiliates
   Revenue earned from affiliates and broker commissions to affiliates are recorded on a trade date basis and are incurred on a fixed fee per trade basis.

10b-18 Revenue

The Company engages in services to issuers with publicly announced corporate share repurchase programs, conducted in accordance with SEC Rule 10b-18. Rule 10b-18, which was adopted in 1982, provides a voluntary "safe harbor" from liability for manipulation under Sections 9(a)(2) and 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 10b-5 under the Exchange Act, when an issuer or its affiliated purchaser bids for or purchases shares of the issuer's common stock in accordance with the Rule 10b-18's manner, timing, price, and volume conditions. The fees are paid by the issuer clients and are outlined in the 10b-18 agreements between GSEC and the company. Revenue is included in the fee revenue on the Statement of Income.

Dealer Manager Revenue

The Company acts as the registered broker dealer, and is contracted to provide services directly with the issuer. Dealer manager services for corporate actions such as equity and debt tender offers, consent solicitations, self-tenders, exchange offers and rights offers.

Interest income

Interest income, which includes earning credits of balances held at financial institutions, is recognized as earned.

Income Taxes

The results of operations for the Company are included in the consolidated federal and certain state income tax returns of Computershare US (the "US Parent Company"). The Company also files income tax returns in some states on a stand alone basis.

Income taxes are accounted for under the asset and liability method.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code that include, but are not limited to:

-a federal corporate tax rate decrease from 35.00% to 28.06% for the Company's fiscal year ended June 30, 2018
-a federal corporate tax rate decrease from 28.06% to 21.00% for the Company's fiscal years beginning after July 1, 2018
-the transition of U.S. international taxation from a worldwide tax system to a territorial system and
-imposition of additional international tax provisions like Global Intangible Low Taxed Income ("GILTI"), Foreign Derived Intangible Income ("FDII"), and Base Erosion Anti-Abuse Tax ("BEAT"), and
-a one-time transition tax on the mandatory deemed repatriation of foreign earnings ("the Toll Charge").

On December 22, 2017, Staff Accounting Bulletin No. 118 ("SAB 118") was issued to address the application of US GAAP in situations when a company does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. In accordance with SAB 118, we have determined that the impact on deferred tax assets and liabilities recorded in connection with the reduction in the U.S. federal statutory rate are to be considered provisional amounts and a reasonable estimate at June 30, 2018 and has recorded a one-time income tax provision of $13,189.

The Company has assessed the implications of the Toll Charge, GILTI, FDII, and BEAT and does not expect them to have a material impact on the Company.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company recognizes interest and penalties related to unrecognized tax benefits as an adjustment to income tax expense. The Company has performed an evaluation of its tax positions and has concluded that as of June 30, 2018, there were no significant uncertain tax positions requiring recognition in its financial statements.

The tax years that remain open for federal purposes are the years ended June 30, 2015 and forward while certain state income tax jurisdictions remain open from June 30, 2011 and forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

Fair Value of Non-Financial Instruments
The fair value of all financial assets and liabilities (consisting primarily of receivables from and payables to customers) approximate the reported value due to their short-term nature.

New Accounting Pronouncements

The Financial Accounting Standards Board, in August 2015, issued Accounting Standards Update (ASU) No. 2015-14, Revenue from Contracts with Customers, an update to ASU 2014-09. Under this new standard, a company will need to recognize revenue at an amount that an entity expects to receive upon transferring goods or services to a customer. The implementation of this standard applies to annual reporting periods beginning after December 15, 2017. The Company has evaluated the impact of this guidance on the financial statements, and are not expecting any material changes.

During 2016, the FASB issued ASU No. 2016-18, Restricted Cash. Under this guidance, the Company will need to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown on the Statement of Cash Flows. The implementation of this new standard applies to annual reporting periods beginning after December 15, 2017. With this new standard, only the Company's Statement of Cash Flows will be affected. There will be no impact on the other financial statements.

3. **Amounts owed to Clearing Broker**

All shareholder transactions are cleared through the Company's clearing brokers, Broadcort Capital Division of Merrill Lynch and Cowen. At June 30, 2018, the amount payable to the clearing brokers is $334,837 which is included in amounts owed to clearing brokers on the Statement of Financial Condition.

4. **Related Party Transactions**

In accordance with an expense sharing agreement, the Parent pays certain expenses, such as rent, personnel and insurance, on behalf of the Company and is then reimbursed by the Company. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) usage of office space or resources directly supporting the Company incurred by the Computershare group on the Company's relative number of full time employees in comparison to other affiliates of the group or percent of revenue or estimated usage to which such services are provided. For the year ended June 30, 2018, Utilities and other property-related expenses charged back to the Company totaled $57,140 which is included in occupancy expenses on the Statement of Income.

The Company enters into various transactions in the normal course of business with affiliated companies. These transactions include, among others, technology services provided by affiliates to the Company. For the year ended June 30, 2018, infrastructure and system support charges totaled $23,783. This is included in the Technology expense paid to affiliate on the Statement of Income.

The Company has an agreement their Parent regarding dealer manager servies. The amount of these fees that were charged back to the Company totaled $158,922 including expenses for services performed on its behalf by its Parent. These fees are included in the transfer agent expenses on the Statement of Income.

The employee benefit expenses for the Company are paid for by Computershare Inc. An affiliate has established a qualified retirement plan covering full-time, salaried employees and certain part-time employees. Expenses under this plan are accrued each year, and the costs are charged to current operations. The Company's employees are eligible to participate in a contributory 401(k) plan. The Company incurred $43,463 as its matching contribution to the plan for the year ended June 30, 2018, which is recorded within compensation and benefits expense on the Statement of Income.

In addition to providing retirement benefits, Computershare Inc. provides health care and life insurance benefits for active employees. The Company incurred health care and life insurance costs of $69,654 which is recorded in compensation and benefits expense on the Statement of Income for the year ended June 30, 2018.

Revenue of $5,513,908 was recognized from affiliated companies during the year ended June 30, 2018. The Company serves as a broker dealer for transactions initiated by its affiliates. Dealer Manager Product revenue with the Parent accounted for $167,290. Dealer Manager services are for corporate actions that must run through the broker dealer such as equity and debt tender offers, consent solicitations, self-tenders, exchange offers and rights offers. Both amounts are listed on the Statement of Income.

All intercompany transactions with the Parent and affiliated companies are charged or credited through intercompany accounts and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. At June 30, 2018, the receivable from affiliates and the payable to affiliates amounted to $321,489 and $611,156, respectively.

5. Regulatory Requirements

The Company is subject to the net capital requirement of Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), which specifies, among other things, minimum net capital requirements for registered broker dealers. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the rule.

In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, of $250,000 or 2% of combined aggregate debit items, whichever is greater. At June 30, 2018, the Company had net capital of $3,422,406 which was $3,172,406 in excess of its required net capital of $250,000. At June 30, 2018, the Company had no aggregate debit items.

6. **Income Taxes**

The income tax expense for the year ended June 30, 2018 consists of the following:

Current tax expense from continuing operations

Federal	$	419,932
State		264,104
Total	$	684,036

Deferred tax expense from continuing operations

Federal	$	93,809
State		(88,793)
Total	$	5,016
Income tax expense (benefit) from continuing operations	$	689,052

The Company is allocated its share of the US Parent Company's federal and combined state and city income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized are generally recorded as a payable to or receivable from Computershare US Services Inc., a direct subsidiary of the US Parent Company. As of June 30, 2018 tax receivables of 103,065 were included in the receivable from affiliates account on the Statement of Financial Condition.

The components of deferred tax asset and liabilities are as follows at June 30, 2018:

Deferred tax liabilities	$	(6,645)
Total Deferred tax liabilities		(6,645)
Net deferred tax asset / (liability)	$	(6,645)

11

The difference between the tax expense derived by applying the federal statutory income tax rate to net income before federal income taxes and the total expense recognized in the financial statements from continuing operations is as follows:

Tax at U.S. statutory rate of 28.06%	$	479,658
Impact of change in tax rates on distribution of Asset Reunification operations		50,358
State tax provision net of federal benefit		153,658
Other		5,378
Income tax expense from continuing operations	$	689,052

7. **Contingencies**

From time to time the Company is a defendant in certain litigation, and in addition, is examined by and answers inquiries from various government and regulatory agencies, which are incidental to the Company's business. Management believes that the outcome of any matters resulting from such litigation and inquiries will not materially affect the Company's financial position or results of operations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and immaterial.

8. **Liabilities Subordinated to Claims of General Creditors**

The Company has no borrowings under subordination agreements during the year ended June 30, 2018.

9. **Segregated Cash**

Cash of $4,705,635 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC. Pursuant to the Company's 15c3-3 calculation, $2,058,920 was required to be on deposit at June 30, 2018.

10. Concentration

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has performed an assessment of its relationship and believes that its credit risk is limited.

11. Subsequent Events

The Company has evaluated subsequent events through August 29, 2018, no subsequent events to disclose.

12. Asset Distribution

Through June 30, 2017, the Company offered a range of asset reunification services to assist companies and investors with issues relating to abandoned and unclaimed property. The Company received FINRA approval on September 9, 2016 to distribute certain assets and liabilities related to the Asset Reunification operations and services to its Parent. The restructuring of GSEC's operations allowed for the Company to improve operational efficiencies and enhance the product offerings. Effective July 1, 2017, the aforementioned assets and liabilities with a net asset value of $11.7 million were distributed to GSEC's parent company, GLLC, an affiliated company.

13. Capital Contribution

GSEC and Computershare US Services Inc. ("CUSSI"), a direct subsidiary of the US Holding Parent, have a tax sharing arrangement in place whereby CUSSI charges GSEC for the tax effect of including GSEC's taxable income in the consolidated tax filings of the US Parent Company. In connection with GSEC's distribution of its asset reunification operations to GLLC on July 1, 2017 (the "Distribution"), GSEC computed a tax liability (the "Liability") associated with the tax gain from the Distribution and did not defer any of the intercompany gain in accounting for its income taxes for its US GAAP purposes for the year ended June 30, 2018. GSEC recorded the impact of the Liability to equity. As CUSSI did not intend and will not collect from GSEC the Liability associated with the consolidated tax filings under the tax sharing arrangement, $4,276,407 of the Liability associated with the consolidated tax filings is treated as a capital contribution to GSEC as of July 1, 2017. Accordingly, the net impact, $471,652 to equity is GSEC's Liability associated with its separate state tax filings.

SUPPLEMENTARY INFORMATION

Georgeson Securities Corporation
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2018
Schedule I

Net capital

Total stockholder's equity	$	3,892,386

Deductions

Non-allowable assets:

Accounts receivable	77,483
Receivable from affiliates	321,489
Prepaid and other assets	50,181
Deferred and other tax assets	18,485

Net Capital	$	3,424,748
Combined Aggregate Debit Items	$	-
Haircut on securities		2,342
Net Capital	$	3,422,406

Computation of basic net capital requirement

Minimum required net capital (the greater of $250,000 or 2% of

Combined aggregate debit items)		250,000
Excess net capital over minimum required	$	3,172,406

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the above computation of net capital and the computation included in the Company's June 30, 2018 Form X-17a-5, as dated August 29, 2018.

Georgeson Securities Corporation
Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2018   Schedule II

Free credit balances in customers' securities accounts $ 2,058,920

Market value of securities in excess of 40 calendar days and which have not   -
been confirmed

    Total credits   2,058,920
    Total debits   -
    Excess of total credits over total debits $ 2,058,920

Amount held on deposit in reserve bank account $ 4,705,635

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation shown above and the corresponding schedule
included in the Company's June 30, 2018 X-17a-5, as dated August 29, 2018.

Georgeson Securities Corporation
Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
As of June 30, 2018 **Schedule III**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control have been issued as of the report date but for which the required actions was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items 0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of Items 0

Georgeson Securities Corporation
General Assessment Reconciliation on form SIPC-7
June 30, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended June 30, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
118 Fernwood Ave.
Edison, NJ 08837

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Park (201) 386-3340

2. A. General Assessment (Item 2e from page 2)		$5203 (A)
B. Less payment made with SIPC-6 filed (exclude interest)		((B))
Date Paid		
C. Less prior overpayment applied		(9029 (C))
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$0
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☑ Total (must be same as F above)	$0 (D)	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of July, 20 18.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2017
and ending Jun 30, 2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $5975817 Ⓔ

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 2507442 Ⓕ

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions 2507442

2d. SIPC Net Operating Revenues $3468375 Ⓖ

2e. General Assessment @ .0015   Rate effective 1/1/2017 $5203 Ⓐ

(to page 1, line 2.A.)

2



pwc

Report of Independent Accountants

To the Board of Directors of Georgeson Securities Corporation

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Georgeson Securities Corporation and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Georgeson Securities Corporation for the year ended June 30, 2018, solely to assist the specified parties in evaluating Georgeson Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Georgeson Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, noting no assessment balance was due and no payment was made.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2018 to the Total revenue amount of $5,975,817 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2018, noting a difference of $3,861.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(3), commissions, of $2,507,442 to page 3 of the audited Form X-17A-5, noting a difference of $78,849.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $3,468,375 and $5,203, respectively of the Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended June 30, 2017 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Georgeson Securities Corporation and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 29, 2018

Georgeson Securities Corporation
Compliance Report
June 30, 2018





Georgeson

Securities Corporation
Member FINRA. SIPC

480 Washington Boulevard, 27th Floor
Jersey City, New Jersey 07310

Georgeson Securities Corporation's Compliance Report

Georgeson Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2018;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2018;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2018; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

We, Cynthia Nisley, Jeff Chasse, and Scott Park, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

Manual Signatures of:

1) Cynthia Nisley
Cynthia Nisley, President

2) Jeff Chasse
Jeff Chasse, CPU US Financial Controller

3) ______
Scott Park, FinOp Business Controller

Report as of August 29, 2018



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Georgeson Securities Corporation

We have examined Georgeson Securities Corporation's assertions, included in the accompanying Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended June 30, 2018 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of June 30, 2018 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of June 30, 2018, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule NASD 2340 of Financial Industry Regulatory Authority, Inc. ("FINRA") (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended June 30, 2018, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2018 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Georgeson Securities Corporation's compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Georgeson Securities Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 29, 2018